Filed by Ritter Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Ritter Pharmaceuticals, Inc. (SEC File No. 001-37428)

Commission File No. for the Related Registration Statement: 333-236235

Dear Ritter Pharmaceuticals, Inc. Stockholder,

You recently received proxy materials pertaining to certain matters related to Ritter Pharmaceuticals, Inc.’s (the “Company” or “Ritter”) proposed merger with Qualigen, Inc. (the “Merger Proposals”) to be voted on at a Special Meeting of Stockholders of Ritter, which will be held virtually on May 14, 2020, at 9:00 a.m., Pacific Time.

You are receiving this REMINDER notice because you held shares of Ritter as of the close of business on March 26, 2020, the record date for the Special Meeting, and we have not yet received your vote.

The Board of Directors of the Company unanimously recommends that you vote

“FOR” each of the Merger Proposals to be considered at the Special Meeting.

HOW TO VOTE		REASONS TO VOTE “FOR” THE
MERGER PROPOSALS
Record Holders:

● Vote NOW by telephone (800) 690-6903 or via the internet (www.proxyvote.com), by following the instructions on the enclosed proxy card, which provides your control number.	●	The merged company will focus on the development of Qualigen’s nanotechnology therapies for the treatment of cancer and infectious diseases, while continuing to operate its revenue-generating diagnostic business.
● Complete, sign and date the enclosed proxy card and mail it in the enclosed postage-paid envelope as soon as possible.

Beneficial (Street) Holders:	●	Ritter shareholders will own 7.5% of the post-merger company and will receive Contingent Value Rights (CVRs), entitling them to a portion of the net proceeds from any potential monetization event involving all or any part of Ritter’s intellectual property or technology.[1]

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares unless you complete, sign and date the enclosed voting instruction form and return the form to your bank or broker, or vote online or by phone, by following the instructions provided in the voting instruction form.

Your vote is very important, no matter how large or small your holdings may be. Each of Proposal Nos. 1, 2, 3 and 4 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4. Your failure to vote, or your decision to abstain from voting, will have the same effect as a vote AGAINST the Merger Proposals, which will, collectively, have the effect of voting AGAINST the merger.

YOUR VOTE MATTERS!!!

VOTING NOW HELPS ELIMINATE FURTHER REMINDER MAILINGS & PHONE CALLS

If you have questions or need assistance in voting your shares, please call Georgeson LLC at 1-866-357-4029.

Sincerely,
Andrew J. Ritter
Chief Executive Officer
Ritter Pharmaceuticals, Inc.

1 To better understand the merger and the proposals being considered at the Special Meeting, please carefully read the entire joint proxy and consent solicitation statement/prospectus that was delivered to you, including the Merger Agreement attached as Annex A and the amendments to the Merger Agreement attached as Annex B and Annex C and the other annexes to the Merger Agreement.